Exhibit 99.1

NOTICE OF THE ANNUAL

GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Shareholders (the “AGM”) of CNH Industrial N.V. (the “Company” or “CNH Industrial”) is convened at 9:00 a.m. CET on Friday April 15, 2016, at Radisson Blu Hotel Amsterdam Airport, Boeing Avenue 2, 1119 PB Schiphol-Rijk, the Netherlands. The language of the meeting shall be English. The AGM is convened to discuss and decide on the following:

AGENDA

1.	OPENING

2.	ANNUAL REPORT 2015

a.	Application of the remuneration policy in 2015 (discussion only item)

b.	Policy on additions to reserves and on dividends (discussion only item)

c.	Adoption of the 2015 Annual Financial Statements (voting item)

d.	Determination and distribution of dividend (voting item)

e.	Release from liability of the executive directors and the non-executive directors of the Board (voting item)

3.	RE-APPOINTMENT OF THE EXECUTIVE DIRECTORS AND (RE-) APPOINTMENT OF THE NON-EXECUTIVE DIRECTORS

a.	Re-appointment of Sergio Marchionne (voting item)

b.	Re-appointment of Richard J. Tobin (voting item)

c.	Re-appointment of Mina Gerowin (voting item)

d.	Re-appointment of Léo W. Houle (voting item)

e.	Re-appointment of Peter Kalantzis (voting item)

f.	Re-appointment of John B. Lanaway (voting item)

g.	Re-appointment of Guido Tabellini (voting item)

h.	Re-appointment of Jacqueline A. Tammenoms Bakker (voting item)

i.	Re-appointment of Jacques Theurillat (voting item)

j.	Appointment of Suzanne Heywood (voting item)

k.	Appointment of Silke Scheiber (voting item)

4.	REPLACEMENT OF THE EXISTING DELEGATION TO THE BOARD OF DIRECTORS OF THE AUTHORITY TO ACQUIRE COMMON SHARES IN THE CAPITAL OF THE COMPANY (VOTING ITEM)

5.	AUTHORIZATION TO REDUCE THE ISSUED SHARE CAPITAL OF THE COMPANY BY CANCELLING UP TO 80 MILLION SPECIAL VOTING SHARES HELD IN TREASURY (VOTING ITEM)

6.	CLOSE OF MEETING

Exhibit 99.1

AGM documentation

The AGM documentation:

•	CNH Industrial Annual Report 2015 (Report on Operations, Consolidated Financial Statements and Statutory Financial Statements) and the Independent Auditor’s Report,

•	the explanatory notes to the Agenda with proposed resolutions and information about members of the Board of Directors whose (re-) appointment has been proposed, and

•	instructions and proxy forms for participation and voting at the AGM,

is available on the Company’s website (www.cnhindustrial.com/Investors/Shareholder Info/Shareholder Meetings). This documentation is also available at the Company’s principal office at 25 St. James’s Street London, SW1A 1HA (United Kingdom) for shareholders and other persons entitled to attend the meeting, who will receive a copy free of charge upon request.

Participation and record date

Shareholders can hold Company shares in four ways:

•	shareholders holding special voting shares and common shares or shareholders holding common shares wishing to receive special voting shares upon completion of the required holding period registered in the Loyalty Register (the “Loyalty Shareholders”). The Loyalty Register is maintained on behalf of the Company in the records of the Company’s agents: Computershare Trust Co. NA and Computershare S.p.A. (each the “Agent” and both the “Agents”);

•	shareholders holding common shares in registered form (the “Registered Shareholders”) in an account at Computershare Trust Co. NA as the transfer agent of the Company (the “Transfer Agent” and together with the Agents, the “AGM Agents”);

•	shareholders holding common shares in a bank, brokerage or other intermediary account with a participant in the Depository Trust Company system (the “DTC Participant Account”);

•	shareholders holding common shares in an intermediary account with a participant in the Monte Titoli system (the “Monte Titoli Participant Account”).

Under Dutch law and the Company’s Articles of Association, in order to be entitled to attend and, if applicable, to vote at the AGM, shareholders (which for the purposes of this notice include holders of a Dutch law right of usufruct), must (i) be registered as of March 18, 2016 (the Record Date”), in the AGM Register established for that purpose by the Board of Directors after all debit and credit entries have been processed as of the Record Date, regardless of whether the shares are still held by them at the date of the AGM and (ii) request the registration in the manner mentioned below. The AGM Register established by the Board of Directors is: (i) in respect of Loyalty Shareholders, the Loyalty Register, (ii) in respect of Registered Shareholders, the administration of the Transfer Agent, and (iii) in respect of shareholders holding common shares in a Monte Titoli Participant Account or in a DTC Participant Account, the administration of the bank, broker or intermediary (the “Intermediary”).

Attendance and Voting

Loyalty Shareholders and Registered Shareholders

The AGM Agents will send AGM materials to Loyalty Shareholders and/or Registered Shareholders at the addresses of such shareholders as they appear from the records maintained by the relevant AGM Agent, including a proxy form which allows shareholders to entitle someone else to attend and vote their shares on their behalf at the AGM in accordance with their instructions. The proxy form will also be available on the Company’s website (www.cnhindustrial.com/Investors/Shareholder Info/Shareholder Meetings).

Loyalty Shareholders and/or Registered Shareholders, will be entitled to attend the AGM (either in person or by proxy) if they have notified the relevant AGM Agent by 11:00 p.m. CET on April 8, 2016 of their attendance in writing or electronically (contact details at the end of this announcement).

Shareholders holding common shares in a Monte Titoli Participant Account

Shareholders holding common shares in a Monte Titoli Participant Account who wish to attend the AGM (either in person or by proxy, please note proxy instructions below), must request that their Intermediary issue a statement confirming their shareholding (including the shareholder’s name and address and the number of shares notified for attendance and held by the relevant shareholder on the Record Date). Intermediaries must submit attendance requests no later than 11:00 p.m. CET on April 8, 2016 to Computershare S.p.A.

Shareholders requesting to attend the AGM (either in person or by proxy) will receive an attendance card issued in their name (the “Attendance Card”). This will serve as an admission certificate to be submitted by the entitled attendees on April 15, 2016 to enter the AGM. The Attendance Card also contains a proxy form section, which allows shareholders to entitle someone else to attend and vote their shares on their behalf at the AGM. Prior to the AGM, the Attendance Card and a copy of the written power of attorney (if applicable) must be presented at the registration desk.

Exhibit 99.1

Alternatively the abovementioned shareholders may give their voting instructions through the proxy form located on the Company’s website (see instructions below). They can also cast their vote in advance of the AGM via the web procedure made available on the Company’s website (www.cnhindustrial.com/Investors/Shareholder Info/Shareholder Meetings).

Shareholders holding common shares in a DTC Participant Account

If shareholders hold common shares in a DTC Participant Account, their Intermediary, as the record holder of their shares, is required to vote their shares according to their instructions. In order to vote their shares and/or attend the AGM, they will need to follow the directions provided by their Intermediary.

Representation by proxy

Subject to compliance with the above provisions, shareholders can attend and vote at the AGM in person or by proxy. In order to give proxy and voting instructions, the shareholder (a) must have registered his or her shares as set out above and (b) must ensure that the duly completed and signed proxy including, as appropriate, voting instructions, will be received by the relevant AGM Agent (contact details below) by 11:00 p.m. CET on April 8, 2016 in writing or electronically pursuant to instructions contained in the proxy forms.

Identification

Persons entitled to attend the AGM will be required to show a valid identity document at the registration desk prior to admission to the AGM.

Address details of AGM Agents:

Computershare S.p.A.

Via Nizza 262/73, 10126 Torino (Italy)

cnhi@computershare.it or cnhi@pecserviziotitoli.it

Computershare Trust Company NA P.O. BOX 30170

College Station, TX 77842-3170

Web.queries@computershare.com

Overnight correspondence should be sent to:

Computershare

211 Quality Circle, Suite 210

College Station, TX 77845.